Results of November 11, 2004 shareholder meeting
 Unaudited

A special meeting of shareholders of the fund was held on November 11, 2004.

At the meeting, each of the nominees for Trustees was elected, as follows:

	    	 Votes		Votes
		For		Withheld

Jameson A. Baxter		115,113,543		3,543,815
Charles B. Curtis		115,106,643		3,550,715
Myra R. Drucker			115,059,013		3,598,345
Charles E. Haldeman, Jr		115,097,626		3,559,732
John A. Hill			115,026,179		3,631,179
Ronald J. Jackson		115,132,193		3,525,165
Paul L. Joskow			115,137,853		3,519,505
Elizabeth T. Kennan		115,066,120		3,591,238
John H. Mullin, III		115,070,199		3,587,159
Robert E. Patterson		115,102,975		3,554,383
George Putnam, III		115,004,963		3,652,395
A.J.C. Smith			115,005,979		3,651,379
W. Thomas Stephens		115,105,855		3,551,503
Richard B. Worley		115,096,833		3,560,525




A proposal to amend the funs fundamental investment restrictions with respect to borrowing to allow the fund the investment flexibility permitted by the Investment Company Act was adjourned.*

A proposal to amend funds fundamental investment restrictions with respect to making loans to enhance the funds ability to participate in an interfund borrowing and lending program was adjourned.*

A proposal to amend the funds fundamental investment restrictions with respect to diversification of investments to enhance the funds ability to invest in registered investment companies such as Putnam Prime Money Market Fund was approved as follows:

	     Votes	Votes			Abstentions and
		For	Withheld		broker non votes
	81,027,282	6,986,361		30,643,715


A proposal to amend funds investment objective was adjourned.

*	Since sufficient votes in favor of this proposals were not
received as of November 11, 2004, shareholder meeting with respect to this proposal has been adjourned until no later than January 10, 2005 to permit further solicitation in the Trustees discretion.

All tabulations are rounded to the nearest whole number.